Exhibit 4.1

DESCRIPTION OF SECURITIES

The following description of the securities of Hagerty, Inc. (“we,” “our,” “us,” “Hagerty,” “HGTY,” and the “Company”) is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our Third Amended and Restated Certificate of Incorporation (“Amended and Restated Charter”), our Amended and Restated Bylaws (“Bylaws”), and our Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (“Certificate of Designations”). This description also summarizes relevant provisions of General Corporation Law of the State of Delaware (the “DGCL”). We encourage you to read these materials for additional information.

Authorized and Outstanding Stock

The Amended and Restated Charter provides that the total number of authorized shares of all classes of capital stock is 820,000,000 shares, consisting of the below described classes, including 500,000,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), 300,000,000 shares of Class V Common Stock, par value $0.0001 per share (“Class V Common Stock” and together with the Class A Common Stock, the “Common Stock”) and 20,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”). The Certificate of Designations provides that the Company is authorized to issue 16,688,449 shares of Series A Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”).

Common Stock

The holders of Class A Common Stock are entitled to one (1) vote for each such share. The holders of Class V Common Stock are entitled to ten (10) votes for each such share until the earlier of (i) the date on which such share of Class V Common Stock is transferred other than pursuant to a Qualified Transfer (as defined in the Amended and Restated Charter) or (ii) the date that is fifteen (15) years from the effective date of the Amended and Restated Charter. The holders of shares of Common Stock do not have cumulative voting rights.

The holders of shares of Class A Common Stock are entitled to receive such dividends and other distributions as declared by the Board of Directors of the Company (the “Board”), equally on a per share basis. The holders of Class V Common Stock are not entitled to receive dividends.

No holder of shares of Common Stock (in its capacity as such and without limiting any contractual rights) is entitled to preemptive rights.

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, and subject to the rights of the

Exhibit 4.1

holders of shares of Preferred Stock in respect thereof, the holders of shares of Class A Common Stock will be entitled to receive all of the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares of Class A Common Stock held by them. The holders of shares of Class V Common Stock, as such, will not be entitled to receive any assets of the Company in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

Series A Preferred Stock

Ranking. The Series A Preferred Stock ranks senior to the Class A Common Stock, the Class V Common Stock and each other class or series of shares of the Company that the Company may issue in the future the terms of which do not expressly provide that such class or series ranks equally with, or senior to, the Series A Preferred Stock, with respect to dividend rights and/or rights upon liquidation, winding up or dissolution.

Voting. The holders of Series A Preferred Stock are entitled to one (1) vote for each such share, and vote together with the Class A Common Stock on an as-converted basis and not as a separate class. The holders of Series A Preferred Stock have veto rights over (i) changes to the terms of the Certificate of Designations or the Company’s Amended and Restated Charter or Bylaws that adversely impact the Series A Preferred Stock and (ii) the issuance of equity securities senior to the Series A Preferred Stock or other securities convertible thereto.

Dividends. The holders of shares of Series A Preferred Stock are entitled to receive dividends which are cumulative and accrue from the date of issuance at the rate of 7% per annum of the per-share purchase price of $9.43 (“Series A Purchase Price”) plus the amount of previously accrued dividends, compounded annually (“Accruing Dividends”). The Company may elect to pay the Accruing Dividends either in cash or in additional shares of Series A Preferred Stock. Prior to June 23, 2026, holders of Series A Preferred Stock will also participate on an as-converted basis in dividends declared and paid on Class A Common Stock.

Conversion. Any shares of Series A Preferred Stock may, at the option of the holder, be converted at any time into shares of Class A Common Stock. The conversion price for the Series A Preferred Stock is initially $11.79 and is subject to adjustment upon certain events, including a stock split, a reverse stock split, or where a dividend is declared and paid on Class A Common Stock or Class V Common Stock (the “Conversion Price”). The Company may require such conversion (i) if the closing price per share of the Class A Common Stock, for at least twenty (20) of any thirty (30) consecutive trading days, exceeds: (a) on or after June 23, 2026, and prior to June 23, 2030, 150% of the Conversion Price; or (b) on or after the June 23, 2030, and prior to June 23, 2033, 100% of the Conversion Price; and (ii) on or after June 23, 2033. The conversion rate in effect at any applicable time is the quotient obtained by dividing the Series A Purchase Price by the Conversion Price.

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Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, each share of Series A Preferred Stock will be paid the greater of (i) the Series A Purchase Price plus any Accruing Dividends accrued but unpaid thereon, and (ii) the amount that such share of Series A Preferred Stock would have received had it converted into Class A Common Stock immediately prior to such liquidation, dissolution or winding up of the Company (the “Liquidation Preference”). After payment of the Liquidation Preference, the holders of Series A Preferred Stock will no longer be convertible and will not participate in any distribution made to the holders of Common Stock.

Change of Control. Upon a Change of Control, as defined in the Certificate of Designations, we may elect to redeem the Series A Preferred Stock or each holder of Series A Preferred Stock, individually, may require us to redeem all or a portion of its Series A Preferred Stock. The redemption price per share to be paid by the Company would be the greater of (i) the Series A Purchase Price plus any accrued but unpaid Accruing Dividends multiplied by either (a) 120% if redeemed prior to or on June 23, 2026; (b) 110% if redeemed after June 23, 2026, but prior to or on June 23, 2028; or (c) 100% if redeemed after June 23, 2028; and (ii) the amount such share of Series A Preferred Stock would have received had it converted into Class A Common Stock prior to the Change of Control. Any shares of Series A Preferred Stock that are not so redeemed will automatically convert into shares of Class A Common Stock and be paid in connection with the Change of Control.

Fundamental Transaction. In the event of any acquisition by the Company with a transaction value of at least $500.0 million or any equity or debt financing by the Company that raises at least $500.0 million, we may elect to redeem the Series A Preferred Stock or each holder of Series A Preferred Stock, individually, may require us to redeem all or a portion of its Series A Preferred Stock. The redemption price per share to be paid by the Company would be the Series A Purchase Price plus any accrued but unpaid Accruing Dividends multiplied by: (i) 120% if redeemed prior to or on June 23, 2026; (ii) 110% if redeemed after June 23, 2026, but prior to or on June 23, 2028; (iii) 108% if redeemed after June 23, 2028, but prior to or on June 23, 2029; (iv) 106% if redeemed after June 23, 2029, but prior to or on June 23, 2030; (v) 104% if redeemed after June 23, 2030, but prior to or on June 23, 2031; (vi) 102% if redeemed after June 23, 2031, but prior to or on June 23, 2032; or (vii) 100% if redeemed after June 23, 2032.

Optional Term Redemption. We may elect to optionally redeem all or any portion of the Series A Preferred Stock any time after June 23, 2028, for cash. The redemption price per share to be paid by the Company would be equal to the greater of: (i) the Series A Purchase Price plus any accrued but unpaid Accruing Dividends multiplied by: (a) 110% if redeemed after June 23, 2028, but prior to June 23, 2029; (b) 108% if redeemed on or after June 23, 2029, but prior to June 23, 2030; (c) 106% if redeemed on or after June 23, 2030, but prior to the June 23, 2031; (d)

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104% if redeemed on or after June 23, 2031, but prior to June 23, 2032; (e) 102% if redeemed on or June 23, 2032, but prior to June 23, 2033; or (f) 100% if redeemed on or after June 23, 2033; and (ii) the amount such share of Series A Preferred Stock would have received had it converted into Class A Common Stock prior to the Term Redemption.

Preferred Stock

The Amended and Restated Charter provides that shares of Preferred Stock may be issued from time to time in one or more series. The Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions, applicable to the shares of each series.

Rights, Warrants, and Options

The Amended and Restated Charter provides that rights, warrants, and options, may be issued from time to time entitling the holder to acquire any share of any class of stock of the Company. The Board is authorized to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options in any instrument to be approved by the Board.

Dividends

We have not paid any cash dividends on our Common Stock to date. The payment of cash dividends in the future will depend upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any future cash dividends will be within the discretion of the Board at such time.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our Common Stock for at least six (6) months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three (3) months preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934 (the “Exchange Act”) periodic reporting requirements for at least three (3) months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve (12) months (or such shorter period as we were required to file reports) preceding the sale.

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Persons who have beneficially owned restricted shares of our Common Stock for at least six (6) months but who are our affiliates at the time of, or at any time during the three (3) months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•1% of the total number of shares of Common Stock then-outstanding; or
•the average weekly reported trading volume of the Common Stock during the four (4) calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration Rights

2021 Registration Rights Agreement

The Company is a party to the Amended and Restated Registration Rights Agreement, dated as of August 17, 2021, pursuant to which it granted certain stockholders registration rights, including customary piggyback registration rights and demand registration rights, subject to specified terms and conditions, including with respect to cooperation and reduction of underwritten shelf takedown provisions.

2023 Registration Rights Agreement

In connection with the purchase and sale of Series A Preferred Stock, the Company and certain accredited investors entered into the Registration Rights Agreement, dated June 23, 2023 (the “2023 RRA”). Pursuant to the 2023 RRA, the investors are entitled to certain demand, shelf and piggyback registration rights with respect to the Series A Preferred Stock and shares of Class A Common Stock issuable upon conversion thereof.

Anti-Takeover Effects of Delaware Law and The Amended and Restated Charter

Some provisions of Delaware law, the Amended and Restated Charter and the Bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

Exhibit 4.1

Stockholder Meetings

Special meetings of stockholders may be called by the chairperson of the Board, the chief executive officer (or his or her designee) of Hagerty or the Board, and, until a Control Trigger Event occurs (as defined in the Amended and Restated Charter), by stockholders holding a majority of the voting power of Hagerty.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Hagerty’s Bylaws include advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.

Stockholder Action by Written Consent

The Amended and Restated Charter provides that any action required or permitted to be taken by the stockholders may be effected (i) at a duly called annual or special meeting of the stockholders or (ii) until a Control Trigger Event has occurred by written consent in lieu of a meeting.

Removal of Directors

Directors may be removed (i) prior to a Control Trigger Event for any reason by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, and (ii) after a Control Trigger Event, by the stockholders of the Company only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

Stockholders Not Entitled to Cumulative Voting

The Amended and Restated Charter does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our Preferred Stock may be entitled to elect.

Delaware Anti-Takeover Statute

Exhibit 4.1

We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three (3) years following the date such persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three (3) years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board.

Choice of Forum

The Court of Chancery of the State of Delaware is the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of Hagerty under Delaware law; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of Hagerty to Hagerty or Hagerty’s stockholders; (iii) any action asserting a claim against Hagerty, its directors, officers or other employees arising under the DGCL, the Amended and Restated Charter or the Bylaws of Hagerty (in each case, as may be amended from time to time); (iv) any action asserting a claim against Hagerty or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware; or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court having personal jurisdiction over all indispensable parties named as defendants. Unless a majority of the Board, acting on behalf of Hagerty, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the federal district courts of the United States of America, to the fullest extent permitted by law, is the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act of 1933.

Amendment of Charter Provisions

The Amended and Restated Charter requires an affirmative vote of holders of the majority of the voting power of the outstanding shares of capital stock of the Company for the amendment, alteration, change or repeal of any provision in the charter; provided, however, that upon a Control Trigger Event the affirmative vote of the holders of at least 75% of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision of the Amended and Restated Charter inconsistent with the purpose and intent of Article V, Article VI, Article VII

Exhibit 4.1

or Article IX (including, without limitation, any such Article as renumbered as a result of any amendment, alternation, repeal or adoption of any other Article).